October 26, 2023

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura Crotty and Dillon Hagius

Re:	Aeglea BioTherapeutics, Inc.
Registration Statement on Form S-1
Filed on August 7, 2023
File No. 333-273769

Ladies and Gentlemen:

On behalf of Aeglea BioTherapeutics, Inc. (the “Company” or “Aeglea”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated October 20, 2023 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1, which was originally filed on Form S-3 on August 7, 2023 (the “Registration Statement”). The Staff’s comments are set forth below, followed by the Company’s responses. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter. The Company’s responses are set forth in ordinary type beneath the Staff comment, which is set out in bold type.

General

1.

We note the representation in Section 2.4 of the Agreement and Plan of Merger, filed on June 23, 2023 as exhibit 2.1 to Aeglea’s Form 8-K, that Spyre’s holders were required to consent to the merger. We further note your Form S-1 seeks to registers the resale of securities issued and issuable to Spyre’s security holders as consideration for the merger. Please revise to identify all former affiliates of Spyre reselling pursuant to this Form S-1 as underwriters and fix a selling price for the duration of their offering. See Securities Act Rule 145(c).

We note that the foregoing comment follows prior comments issued by the Staff on August 28, 2023 and September 29, 2023 (reissuing Comment No. 1 from the August 28, 2023 letter), both of which are predicated on the question of whether the Company was a shell company and thus ineligible to use Form S-3. Having elected to convert the Registration Statement to Form S-1 following the September 29, 2023 comment letter and subsequent discussion with the Staff, the Company is now faced with a request to identify affiliated selling stockholders as presumptive

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

October 26, 2023

underwriters under Securities Act Rule 145(c). As noted in the Company’s response to the September 29, 2023 comment letter, the Company reaffirms its view that at no time has it been a shell company. In light of the Staff’s most recent comments, the Company would like to take this opportunity to provide its analysis of the shell company question, both under the existing framework set forth in Rule 4051 under the Securities Act (as elucidated by Release No. 33-8407 (the “Proposing Release”) and No. 33-8587 (the “Adopting Release”)), as well as the “totality of the transactions” standard set forth in the Staff’s September 29, 2023 comment letter, as further articulated in subsequent calls with the Staff.

Current Legal Standard

The test for what constitutes a “shell company” is set forth in Rule 405 under the Securities Act, which defines a shell company as a registrant that has both:

(i)	no or nominal operations; and

(2)	either: (i) no or nominal assets; or (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

As described below, the Company believes that it has, at all times since its initial public offering in 2016, maintained both substantive operations and assets and thus cannot be properly characterized as a shell company at any point in time.

No or nominal operations

Prior to the acquisition of Spyre in June 2023, the Company operated as a clinical-stage biotechnology company focused on human enzyme therapeutics for the treatment of rare metabolic diseases. As a result of an interim review of clinical data in April 2023 for the Company’s homocystinuria program, the Company observed mixed results at the doses and treatment durations tested. The Company believed that while this drug candidate could potentially show a clinically meaningful benefit at higher doses and/or longer treatment durations, the Company was not in a position to continue to study the drug in this indication. Accordingly, the Company began a process of exploring strategic alternatives to preserve and create value for its stockholders. This process included considering in-licenses, acquisitions, business combinations and/or the sale of clinical programs.

[1]

Rule 12b-2 under the Exchange Act sets forth the same test for shell company status. For convenience, we have referred in this letter to the shell company test under Rule 405, although the analysis applies as well to Rule 12b-2 under the Exchange Act.

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October 26, 2023

At the same time the Company was exploring strategic alternatives, the Company continued to invest resources in its clinical programs to preserve the value of the assets in any future disposition. These activities included the following for both the homocystinuria and arginase 1 deficiency programs (which was being developed in collaboration with a European licensing partner): maintaining manufacturing rights and capabilities, the orderly wind down of existing clinical trials to allow another party to continue research and development, the collection and storage of patient data, the documentation of technical aspects of the legacy assets, and the retention of key staff and consultants to conduct these activities. These activities were conducted before and continued after the acquisition of Spyre on June 22, 2023. At the time of the Spyre acquisition, the Company had nine employees. Following the Spyre acquisition, this number increased to 14 employees (as of June 30, 2023). While perhaps not dispositive, we would note that the Adopting Release (addressing the rationale of why shell companies should not need Form S-8 eligibility) states that shell companies “do not operate businesses and, hence, rarely have employees.” In contrast, the Company had an annual payroll of approximately $2.3 million at the time of the Spyre acquisition.

For the three and six months ended June 30, 2023, the Company’s operating expenses associated with these operating activities (i.e., research and development expenses, plus general and administrative expenses) totaled approximately $29.4 million and $48.5 million, respectively.2 In light of these operating activities and corresponding expenses, we would respectfully submit that the Company’s operations at all times through the acquisition of Spyre were substantial and anything but “nominal”, as required under Rule 405 in order for the Company to be deemed a shell company. Since the acquisition of Spyre, the Company has further ramped up its operations and had 18 employees as of September 30, 2023.

Before considering the second prong of the shell company test (i.e., no/nominal assets), we would note that the prongs are conjunctive, such that both prongs must be met in order for a company to be deemed a shell company. Accordingly, we would respectfully submit that solely on the basis of its operations through the closing of the Spyre acquisition (and since that time), the Company should not be deemed to be a shell company. However, we would submit that the Company also fails the asset test for shell company status, as described below.

No or nominal assets

As of March 31, 2023 and June 30, 2023, the Company had total assets (excluding cash, cash equivalents, marketable securities and restricted cash) of approximately $12.7 million and $6.9 million, respectively. While the Adopting Release declined to adopt a bright-line test for what constitutes “nominal” assets, the foregoing asset values are not “nominal.”

[2]

In the period ended June 30, 2023, the Company recorded a separate IPR&D expense of approximately $130 million relating to the Spyre acquisition, which was accounted for as an asset purchase under GAAP.

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October 26, 2023

Moreover, we would note that the book value of the Company’s assets reflected on the balance sheet do not reflect the fair value of the Company’s drug development programs, which had been expensed as incurred as in-process research and development in accordance with GAAP.3 Under generally accepted accounting principles, expenses incurred in the development of pre-revenue assets are expensed as incurred (as reflected in the Company’s accumulated deficit of $661 million as of June 30, 2023). Accordingly, the fair value of the Company’s non-cash assets was substantially higher than the $6.9 million reflected on the Company’s June 30, 2023 balance sheet. This is reflected by the Company’s divestiture in July 2023 of one of the Company’s two clinical-stage legacy assets for an upfront payment of $15 million and up to $100 million of contingent consideration.

Taking into account this post-closing sale, it is clear that the Company had more than nominal assets at closing, both based on book value and fair value.

Other Considerations

In discussing the traits of shell companies and the need for regulation of shell companies, the Proposing Release identified a number of other factors that are often present in entities that are deemed to be shell companies. We have copied these below with an analysis of how such factors relate to the Company and its business combination with Spyre:

Shell Company Trait	Analysis
No or nominal assets and operations

As discussed above, Aeglea had substantial operations and assets at all times through (and after) the Spyre acquisition. Since inception, the Company has incurred a cumulative deficit of $661 million, including approximately $20.1 million in operational expenses in the three months ended June 30, 2023 (i.e., the period in which the business combination with Spyre was completed). At the time of consummation of the Spyre acquisition, the Company had nine full-time employees and an annual payroll of approximately $2.3 million.

Also, as noted above, Aeglea had non-cash assets with a book value of $6.9 million as of June 30, 2023 and additional assets with a greater value on a fair-value basis (as reflected in the subsequent sale of one such asset for $15 million of upfront consideration, with a potential $100 million of contingent consideration).

[3]

We acknowledge that the Adopting Release contemplates measuring assets based on GAAP (i.e., book value and not fair value). However, the Staff’s September 29, 2023 comment letter raises considerations that we believe to be outside of the parameters of Rule 405. Accordingly, we thought it would be helpful to provide a fuller picture of other non-cash assets held by the Company that are not recorded on the balance sheet for GAAP purposes.

U.S. Securities and Exchange Commission

October 26, 2023

Small trading market

Aeglea has traded on Nasdaq since 2016 (with substantive trading volume during that time), while shell companies typically trade on the OTC market. We would note that Nasdaq does not permit the initial listing or continued listing of shell companies (other than companies that initially list as a SPAC, which does not apply in the Company’s case).

Shell company promoters issue large amounts of securities to themselves or designated nominees

Aeglea has operated as a Nasdaq-listed biotechnology company since 2016. Accordingly, there are no “promoters” for Aeglea. While Rule 405 has a broad definition of what constitutes a “promoter,” the definition focuses on persons (and their affiliates) who are engaged in the founding or organizing of a company. In the case of Aeglea, it was founded as a limited liability company in 2013 and converted to the current corporate entity in 2015.

From the time of its IPO through the Spyre acquisition, there have been no issuances to directors, officers or employees outside of stockholder-approved equity compensation plans (or inducement grants, as permitted by Nasdaq rules) since 2016.[4] At the time of the Spyre acquisition, new equity awards were approved for the directors and officers, but such awards are subject to stockholder approval at a meeting expected to be held in November 2023.

The shell company acquires a private business that the promoters claim has high growth potential	Aeglea does believe that the Spyre assets have high growth potential. However, as noted above, there are no “promoters” with respect to Aeglea.
Inadequate information is available to investors regarding the post-transaction company

Following the acquisition of Spyre, Aeglea has provided information regarding Spyre’s business, operations and risks. This information was provided in Aeglea’s Current Report on Form 8-K filed on June 23, 2023, Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, preliminary proxy statement on Schedule 14-A (filed August 8, 2023) and in the Registration Statement.

We also note that Aeglea is deemed to be the accounting acquirer of Spyre for GAAP purposes. Accordingly, Aeglea’s historical financial statements will continue to be the financial statements for the combined business on a going-forward basis. With respect to Spyre’s historical financial statements, the Office of Chief Accountant granted a request for relief from the requirement to provide historical financial statements and instead accepted an audited Statement of Assets Acquired and Liabilities Assumed, prepared on the basis of the purchase price of the Spyre assets and not its historical carrying value.

[4]

We note that the Staff’s comment refers to former affiliates of Spyre (not Aeglea), while the focus of the Staff’s inquiry in the prior two comment letters related to the assets and operations of Aeglea, as the potential shell entity. With respect to shares issued to the selling stockholders listed in the Registration Statement who were also former affiliates of Spyre, those selling stockholders invested an aggregate sum of approximately $75 million in the concurrent June 2023 PIPE offering consummated by Aeglea. Accordingly, we would submit that such a significant investment (which has now been subject to market risk for approximately four months) does not align with the market abuses that the shell rules seek to deter, nor does it align with the view that such parties are acting as underwriters.

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October 26, 2023

Promoters “pump” up the price of the stock to investors through unduly positive press releases on the company and its prospects, exaggerated tout sheets, or fraudulent messages on the Internet

As noted above, there are no “promoters” in the context of the Spyre acquisition, nor has the Staff alleged any inappropriate messages intended to “pump” up the stock price. The Company believes that its disclosures have, at all times, been measured and appropriate. While the stock price has reacted positively to the Spyre acquisition, we note that this is also in the context of a $210 million PIPE that was completed simultaneously with the business combination. We do not believe that this type of catalyst (i.e., a substantive acquisition, coupled with a large financing supported by many well-regarded investment funds) is the type of promotional hype that the shell rules were intended to address.

Promoters “dump” their stock in the company by selling it at the artificially high prices their promotional activities have created, halt those activities and move on, allowing the price of the stock to sink in value in the hands of the investors who have been misled into purchasing it.

As noted above, there are no “promoters” present in the Aeglea transaction. However, we would further note that to the knowledge of the Company, no directors, officers or 10% stockholders (i.e., no Section 16 reporting persons) have sold any shares of Aeglea stock since the Spyre acquisition was announced and consummated approximately four months ago, despite the fact that the Company’s stock price is substantially higher than the unaffected stock price on June 21, 2023.

Moreover, we note that the merger agreement provided that all officers and substantially all directors of Aeglea continuing after the merger and affiliates of Spyre receiving approximately 77% of the merger consideration would be subject to a 180-day lock-up agreement, which prevents them from “dumping” their shares after the transaction is announced. This lock-up includes shares issued in the Spyre acquisition and that are the subject of the resale Registration Statement.[5]

We appreciate the market abuses that the shell company rules were intended to address, but the application of these rules to the Company and to the current transaction (and its potential application to other similar transactions) is misplaced and does not advance the objectives articulated in the Proposing Release or the Adopting Release.

“Totality of the transactions” interpretation

In speaking with the Staff regarding the September 29, 2023 comment letter, a member of the Office of Chief Counsel repeatedly stated his belief and agreement that at no time was Aeglea a shell company under Rule 405. However, the Staff then went on to articulate a different test for shell company status, which takes into consideration events occurring after the business combination. As we understand this new interpretation, the Staff is viewing post-closing changes to the combined business as evidence that the substance of the business combination was, in actuality, to acquire a shell company, thereby making the public company a shell company on an ex-post-facto basis. Respectfully, we believe that this interpretation is not grounded in the applicable rules and that the interpretation that is being applied does not provide a workable standard for market participants.

[5]	Please see “Lock-up Agreements” in the Company’s Current Report on Form 8-K filed June 23, 2023 (Accession No. 0001193125-23-173242)

U.S. Securities and Exchange Commission

October 26, 2023

Based on the feedback provided by the Staff in two conversations,6 we understand that the Staff may be deriving the “totality of the transactions” interpretation, at least in part, from Footnote 32 of the Adopting Release. The Staff has articulated a view that Aeglea may have engaged in activity that is not the subject to Footnote 32, but is rather the “inverse” of the evasive practice described in such footnote and accordingly, such “inverse” behavior was alleged to have been done in an effort to evade the shell company rules.7

We believe that the Staff’s proposed legal standard and its basis in the “inverse” of Footnote 32 is inappropriate for several reasons. First, the “inverse” of a prohibited behavior is not the same as the prohibited behavior.8 Footnote 32 describes behavior that is in bad faith – “It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today.” In no way is Aeglea or Spyre acting in bad faith or to evade the requirements of the federal securities laws. Second, Footnote 32 contemplates a “promoter” (or an affiliate) contributing some token assets to the Company as an end-run around the shell-company rules. As discussed above, there is no “promoter” present with the Company. Moreover, the assets maintained by the Company have been with the Company since 2016 and

[6]	The Staff’s comment was as follows:

“We note your response to comment 1 from our letter dated August 28, 2023. Based on the totality of the transactions, including the entry into the CVR agreement and disposition of the legacy assets, as well as the termination of the legacy employees and executives, we are unable to concur with your analysis. Please amend your registration statement to register the offering on Form S-1.”

[7]	For the Staff’s convenience, footnote 32 provides the following:

We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

[8]

We would also note an inconsistency in the valuation of assets under Rule 405 and the “totality of the transactions” interpretation. Under Rule 405, assets are valued at book value in accordance with GAAP. However, under the “totality of the transactions” interpretation, the materiality of any subsequent disposition is seemingly judged based on fair value, as measured by the transaction size (and not the book value). If the post-closing disposition of a clinical asset by Aeglea was judged on book value, presumably the Staff would not have commented on it as a consideration in the totality of the transactions.

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October 26, 2023

any return of value for these assets would inure to the benefit of the Aeglea stockholders who hold the CVR. In fact, the CVR is a key feature of the transaction and a mechanism for legacy stockholders to realize value for assets when counterparties are unable to mutually agree on a value to ascribe to these assets. In this scenario, there is no return of value to a promoter who has “parked” a nominal asset with a shell with the expectation of a return of this asset in the future. Clearly, the abuse that Footnote 32 describes does not apply to the facts of Aeglea or other similar business combinations where legacy stockholders have the potential to receive the future value realized on the sale of a legacy asset.9

With respect to the Staff’s proposed “totality of the transactions” interpretation more generally, this test undermines the certainty and predictability that was at the core of the Adopting Release. We note, for example, the Commission’s statement in the Adopting Release to the effect of, “[a]fter considering the comments on our proposed definition of shell company, we continue to believe that the proposed definition best describes the types of companies involved in the schemes we are attempting to address and can be applied with certainty” (emphasis added).

This ex-post-facto test does not set forth a clear and predictable standard for the market to follow. Under the Staff’s “totality of the transactions” test, it is unclear how much change from the legacy operations post-closing is permitted and over what time frame. The Staff’s September 29, 2023 comment cites: (i) entry into the CVR agreement, (ii) disposition of the legacy assets, and (iii) termination of the legacy employees and executives. However, it is unclear which of these factors are dispositive. Would the sale of the legacy assets without the CVR agreement make Aeglea not a shell company? What if Aeglea issued the CVR but never succeeded in selling the legacy assets (as often happens)? It is unclear whether the sale of legacy assets after some additional period of time (e.g., six months) would make a difference. And with respect to the separation of legacy employees and executives, it is unclear who, how many and when (as well as under what circumstances) would be a contributing factor. Of course, market participants would have an opportunity to seek clarification on these (and other) questions should the “totality of the transactions” test be put forth as a formal rule proposal by the Commission. However, given the ad-hoc and unexpected manner in which this interpretation is being applied, market participants cannot know how to structure a transaction and account for the surviving company’s filer status post-closing, which status meaningfully impacts a company’s capital-raising objectives and plans.

Finally, we would note that the post-closing disposition of assets and departure of certain Aeglea employees being cited in the “totality of the transactions” test is an implicit acknowledgement that such assets and employees (i.e., operations and assets) were present through the closing of the Spyre acquisition. This fact supports our conclusion that Aeglea was never a shell company, as defined in Rule 405, and as acknowledged by the Staff in discussing the application of Rule 405 to Aeglea.

[9]

The use of contingent value rights (CVRs) has become quite common in transactions where the parties to a business combination transaction ascribe different values to a particular asset. In those cases, the CVR is a vehicle that allows one party’s stockholders to benefit from the future value of this asset, which simplifies negotiations by avoiding the need to mutually agree on an asset value.

U.S. Securities and Exchange Commission

October 26, 2023

Conclusion

Based on the above facts, the Company does not believe that it is or has ever been a shell company. Accordingly, the Company respectfully submits that it does not need to identify any selling stockholders as presumptive underwriters under Rule 145(c) or fix a selling price for the proposed offering. As the Staff is aware, the Commission abandoned the presumptive underwriter doctrine in 2008 for Rule 145 transactions, except for shell mergers. As described above, Aeglea is clearly not a shell company, nor has it ever been one. As such, the presumptive underwriter doctrine is inapplicable here.

2.	Please revise to remove all incorporation by reference from the Form S-1 and file a complete prospectus with your amendment. See General Instruction VII.D.1.b to Form S-1.

The foregoing comment suggests that the Company is ineligible to incorporate prior filings by reference as a shell company, citing General Instruction VII.D.1.b to Form S-1. As stated above, the Company does not believe that it has ever been a shell company under Rule 405. Accordingly, the Company believes that it is eligible to incorporate prior (and future) filings by reference in the Registration Statement.

***

Thank you for your consideration of this response. If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-8373 or Branden Berns at (415) 393-4631.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Thomas Kim, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP
Cameron Turtle, Aeglea BioTherapeutics, Inc.
Scott Burrows, Aeglea BioTherapeutics, Inc.
Heidy King-Jones, Aeglea BioTherapeutics, Inc.